Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated May 14, 2019

Preliminary Prospectus Supplement dated May 14, 2019

Registration Statement File No. 333-231443

Spire Inc.

10,000,000 Depositary Shares

Each Representing a 1/1,000th Interest in a Share of

5.90% Series A Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference Equivalent to $25.00 per Depositary Share)

Pricing Term Sheet

May 14, 2019

Issuer:	Spire Inc.

Security:	Depositary Shares (“Depositary Shares”), each representing a 1/1,000th interest in a share of Issuer’s 5.90% Series A Cumulative Redeemable Perpetual Preferred Stock (“Preferred Stock”)

Liquidation Preference:	$25,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends

Ratings (Moody’s / S&P)*:	Ba1 (stable) / BBB (stable)

Trade Date:	May 14, 2019

Settlement Date:	May 21, 2019 (T+5)

Size:	$250,000,000 (10,000,000 Depositary Shares)

Term:	Perpetual

Dividend Rate (Cumulative):	5.90%

Dividend Payment Dates:	Quarterly in arrears on February 15, May 15, August 15 and November 15 and of each year, commencing August 15, 2019

Optional Redemption:	Issuer may, at its option, redeem the Preferred Stock:

Ratings Event Call:

•   at any time prior to August 15, 2024, within 120 days after the conclusion of any review or appeal process instituted by Issuer, if any, following the occurrence of a Ratings Event (as defined in Issuer’s Preliminary Prospectus Supplement dated May 14, 2019), in whole, but not in part, at a redemption price in cash equal to $25,500 per share of Preferred Stock (equivalent to $25.50 per Depositary Share); or

Par Call:

•   on or after August 15, 2024, at any time and from time to time, in whole or in part, at a redemption price in cash equal to $25,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share)

plus, in each case, an amount equal to all accumulated and unpaid dividends thereon (whether or not declared) to, but excluding, the redemption date

Public Offering Price:	100% ($25.00 per Depositary Share)

Underwriting Discount:	$0.7875 per Depositary Share for retail investors ($5,073,075.00) $0.5000 per Depositary Share for institutional investors ($1,779,000.00)

Net Proceeds to Issuer, before Expenses:	$243,147,925.00

Listing:	Issuer intends to apply to list the Depositary Shares on the New York Stock Exchange and, if the application is approved, expects trading to begin within 30 days of the initial issuance thereof

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. Wells Fargo Securities, LLC

Joint Lead Manager:	J.P. Morgan Securities LLC

Co-Managers:	Stifel, Nicolaus & Company, Incorporated TD Securities (USA) LLC

CUSIP / ISIN:	84857L 309 / US84857L3096

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

Issuer has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at www.sec.gov. Alternatively, Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Morgan Stanley & Co. LLC, toll-free at 866-718-1649, BofA Securities, Inc., toll-free at 800-294-1322 or Wells Fargo Securities, LLC, toll-free at 800-645-3751.